CHEN-DRAKE LAW GROUP, P.C.

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

www.chendrakelaw.com

July 10, 2014

VIA FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Stephen Krikorian, Accounting Branch Chief Morgan Youngwood, Staff Accountant Edwin Kim, Staff Attorney Jan Woo, Staff Attorney

Re:

Prime Global Capital Group Incorporated

Form 10-K/A for the Fiscal Year ended October 31, 2013 (the “2013 Form 10-K) and

Form 10-Q for the Fiscal Quarter Ended April 30, 2014 (the “Form 10-Q)

File No. 000-54288

Ladies and Gentlemen:

On behalf of Prime Global Capital Group Incorporated (the “Company” or “PGCG”), we are hereby responding to the comment letter dated June 18, 2014, from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s response to the Staff comment letter submitted October 24, 2013. For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff’s comment letter to the Company dated June 18, 2014, and the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended October 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Description of Business

1.	We note that you had three significant customers in fiscal year 2013 and, according to your Form 10-Q, three significant customers for the six months ended April 30, 2014. Please tell us what consideration you have given to discussing the material terms of your arrangements with these customers, including the rights and obligations of the parties. We note your disclosure that you are not a party to any long-term agreements with your customers, but explain whether you have any verbal arrangement or short-term agreements with your customers. To the extent that you continue to have significant customers in future periods, please disclose the identity the customers and the material terms of your arrangements in future filings. See item 101(c)(1)(vii) of Regulation S-K.

Response: We will disclose the identity of the significant customers and the material terms of our arrangements with such customers in future filings.

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Jan Woo

Securities and Exchange Commission

July 10, 2014

For the year ended October 31, 2013, we had three customers that accounted for 10% or more of the Company’s revenues as set forth below:

			Year ended October 31, 2013
		Business segment	Revenues	Percentage of revenues

Customer G	Tang Hook Miew	Software	$638,340	33%
Customer E	Pang Her Chai	Software	478,754	24%
Customer F	Yuen Hon Wai	Software	478,754	24%
Total:			$1,595,848	81%

These customers were parties to a Networking System Sales Agreement made in the fourth calendar quarter of 2012, copies of which are attached hereto as Exhibit A. The transactions made pursuant to the agreements were completed at October 31, 2013.

For the six months ended April 30, 2014, we had two customers that accounted for 10% or more of the Company’s revenues as set forth below:

			Six months ended April 30, 2014
		Business segment	Revenues	Percentage of revenues

Customer H	Esquire Bayview Sdn Bhd	Real Estate	$819,278	75%
Customer I	Lim Joo So	Plantation	144,161	13%
Total:			$963,439	88%

Esquire Bayview Sdn. Bhd. is a party to that certain Lease Agreement, dated December 18, 2013, with PGCG Assets Holdings Sdn. Bhd., one of our subsidiaries, which agreement was disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2013.

Lim Joo So is a reseller of our plantation harvest. It also is a fertilizer supplier and transportation service provider that ships our palm oil harvest to the manufacturing plant. We are not parties to any written or oral agreements with Lim Joo So, which purchases our plantation products on an “as needed” purchase order basis.

Key Vendors, page 11

2.	Please tell us what consideration you have given to disclosing the material terms of your arrangements or agreements with your three significant vendors, including any minimum purchase requirements. We note that three vendors in fiscal year 2013 and two vendors for the six months ended April 30, 2014 according to your Form 10-Q accounted for a majority of your purchases.

Response: We are not subject to any written or oral arrangements with our vendors and make purchases from them on an “as-needed” purchase order basis.

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Jan Woo

Securities and Exchange Commission

July 10, 2014

For the year ended October 31, 2013, the vendors that accounted for 10% or more of the Company’s purchases are set forth below:

		Year ended October 31, 2013
		Purchase	Percentage of purchase

Vendor D	Fortesys Integration Sdn Bhd	$29,329	19%
Vendor E	Lim Joo So	26,702	17%
Vendor F	SUPRI	21,972	14%
Total:		$78,003	50%

Fortesys Integration Sdn. Bhd. is a service provider that provides server/bandwidth and networking support services to us. SURPI is a sub-contractor that provides labor and farming services. Lim Joo So is a fertilizer supplier and transportation service provider that ships our palm oil harvest to the manufacturing plant. Lim Joo So is also one of our major customers for the six months ended April 30, 2014.

For the six months ended April 30, 2014, two vendors accounted for 10% or more of the Company’s purchases as set forth below:

		Six months ended April 30, 2014
		Purchase	Percentage of purchase

Vendor E	SUPRI	$18,874	20%
Vendor F	Lim Joo So	33,737	36%
Total:		$52,611	56%

Legal Proceedings, page 35

3.	On page 23 of your Form 10-K, you reference a legal dispute with the township developer, which resulted in the Selangor state government freezing approvals related to your Shah Alam 2 Eco Residential Project in Malaysia. Please advise us whether this is a material legal proceeding requiring disclosure under Item 103 of Regulation S-K. If so, please confirm that you will provide the disclosure in future filings.

Response: The legal dispute disclosed on page 23 of the Form 10-K references a legal dispute between certain unaffiliated third party housing developers against the Selangor state government. The Company is not a party to such dispute and, as such, relies on newspapers of general circulation for information regarding such dispute.

According to such newspapers, two housing developers sued the Selangor state government and certain related public officials claiming that the government acted in bad faith and exceeded its authority when it required such developers to forfeit approximately 2,026 acres of land in Ijok to the government Among other things, the two developers are seeking a declaration that the decision by the Selangor government and administrator to acquire such land was invalid and are seeking a return of such land. The dispute is working its way through the Malaysian legal system and the Company is uncertain as to when such dispute may be resolved.

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Jan Woo

Securities and Exchange Commission

July 10, 2014

The land at issue is a part of the township in which our proposed Shah Alam 2 Eco Residential Project is located. Our development order to develop our residential project was approved October 29, 2013. However, the Kuala Selangor District Council informed us that the Selangor State Government is delaying the issuance of such approval while its studies and reassess a proposed solution to the pending lawsuit.

The affected land was purchased by the Company with cash. Accordingly, it believes that the land holding costs are minimal. Notwithtanding, the Company:

•	is currently in preliminary discussions with third parties regarding the sale of this land;

•	has begun the process of applying for a development order with respect to the parcel to be developed into the Bandar Sungai Long High Grade Villas Community Project;

•	is seeking additional development land for acquisition; and

•	is seeking joint development opportunities.

If we are unable to sell or develop the affected parcel, our plans to expand our business may be delayed, but we do not expect our financial condition to be materially adversely affected.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 54

4.	We note your response to prior comment 4. Please amend your fiscal 2013 and 2012 filings to provide the report of your independent registered public accounting firm for the fiscal year ended October 31, 2011. We refer you to Rule 3-01 of Regulation S-X.

Response: We will amend the 2013 Form 10-K and the 2012 Form 10-K to include the reports of the our independent registered public accounting firm for the fiscal year ended October 31, 2011.

Form 10-Q for the Quarterly Period Ended Revenue Recognition, page 62

Notes to the Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Property, plant and equipment, page 9

5.	Please clarify your disclosures regarding the amortization period of buildings structures and improvements. In this respect, your table on page 9 indicates the estimated useful life is 33 years, but your disclosures on that same page indicate the amortization period is 50 years.

Response: The Company intends to revise the narrative disclosures to indicate an amortization period of 33 years.

6.	We note from your disclosures on page 28 that you changed the estimated amount of rental revenues you expect to generate on annualized basis from your 12 and 15 story buildings. Please provide us with you impairment analysis for both properties. Tell us whether estimated rental revenues over the remaining life of the building structures and improvements are sufficient to cover the carrying values. We refer you to ASC 360-10- 35.

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Jan Woo

Securities and Exchange Commission

July 10, 2014

Response: We have performed an impairment analysis of both properties, using the discounted cash flow models. The results noted that estimated rental revenues over the remaining life of the building structures and improvements are sufficient to cover their carrying values at April 30, 2014. No impairment is indicated.

Expressed in US$’000	Menara CMY	Megan Avenue
Estimated rental revenues	73,581	14,222

Undiscounted cash flow net (estimated net rental income)	67,313	13,211
Discounted cash flow, total (Fair value)	28,499	4,209
Net carrying value of building structures and improvements at April 30, 2014	14,545	3,872
Impairment loss indicated	No	No

In providing the foregoing answers, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Jenny Chen-Drake
Jenny Chen-Drake
of CHEN-DRAKE LAW GROUP, PC

cc:     Prime Global Capital Group Incorporated

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Jan Woo

Securities and Exchange Commission

July 8, 2014

EXHIBIT A

NETWORKING SYSTEMS SALES AGREEMENT

[See Attachment]

Exhibit A

NETWORKING SYSTEM SALES AGREEMENT	1

Party A (BUYER)	Party B (SELLER)
Name: YUEN HON WAI	Name: UNIONHUB TECHNOLOGY SDN. BHD.
IC No.: : 591121-10-5851	Address : 11-2, Jalan 26/70A, Desa Sri Hartamas,
Postcode : 50480 Kuala Lumpur, Malaysia

This Networking System Sales Agreement (this "Agreement") is made by and between YUEN HON WAI (IC NO.: 591121-10-5851) ("BUYER") and UNIONHUB TECHNOLOGY SDN. BHD. ("SELLER"), effective as of the date of execution by the Parties (the "Effective Date").

Whereas, SELLER agrees to provide its Networking System (the "Networking System") and related services to BUYER pursuant to the terms of this Agreement, and

Whereas, BUYER desires to acquire the Networking System and other related services from SELLER.

Now therefore, in consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto intending to be legally bound do hereby mutually agree as follows:

1. License

1.1	SELLER hereby grants to BUYER, a perpetual, non-exclusive license to use the Networking System. The licensed Networking System shall include source codes and information provided by SELLER to BUYER as set forth in this Agreement;

1.2	SELLER shall provide BUYER with support service and corrections of existing problems related to the Networking System modules installed on BUYER's Equipment for a period of 3 months;

2. Payment

2.1	In consideration for the grant of the license and the use of the Networking System, BUYER agrees to pay SELLER the total amount of RM 2,000,000.00, in the following manner by cash wire transfer.

2.2	Payment period: 100% full payment when Networking System being accepted, which equal to RM 2.000.000.00 upon acceptance.

2.3	The fees included all the payment that should pay by Party A to Party B, Each party should bear their own remittance charges.

3. Mutual Representations

Each party represents and warrants to the other that (a) it has full power and legal right to execute and deliver this Agreement and to perform its obligations under this Agreement, (b) no authorization or approval from any third party is required in connection with such party's execution, delivery or performance of this Agreement, and (c) this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-1

NETWORKING SYSTEM SALES AGREEMENT	2

4 . Warranty Titles and Disclaimer

4.1	The Networking System is delivered in accordance with this Agreement.

4.2	The Networking System will be free from defects;

4.3	The Networking System will have all of the qualities and features, and be capable of performing all of the functions described in the Specifications.

4.4	The Networking System will be of merchantable quality, will be fit for the ordinary purposes for which such goods are used, and will pass without objection in the trade.

4.5	EXCEPT AS SPECIFICALLY PROVIDED IN THIS AGREEMENT, THERE ARE NO EXPRESS WARRANTIES WHICH EXTEND BEYOND THE DESCRIPTION SET FORTH IN THIS AGREEMENT.

4.6	SELLERS WARRANTIES SET FORTH IN THIS AGREEMENT ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

4.7	IN NO EVENT THE SELLER WILL BE LIABLE FOR ANY DAMAGES WHATSOEVER (INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOSS OF PROFITS, BUSINESS INTERRUPTION, LOSS OF INFORMATION) ARISING OUT OF THE USE OF OR INABILITY TO USE THE NETWORKING SYSTEM.

5. Limitation of Liability

SELLER shall not be responsible for, and shall not pay, any amount of incidental, consequential or other indirect damages, whether based on lost revenue or otherwise, regardless of whether SELLER was advised of the possibility of such losses in advance. In no event shall SELLER's liability hereunder exceed the amount of license fees paid by BUYER, regardless of whether BUYER's claim is based on contract, tort, strict liability, and product liability or otherwise.

6. Assignment and Delegation

Neither party shall assign or delegate any rights, duties or obligations hereunder to any other person and/or entity without prior express written approval of the other party which approval shall not be unreasonably withheld.

7. Non Disclosure Agreement

7.1	Both parties agree to hold the Confidential Information in strict confidence and shall not disclose such information to any third party without the written permission of the other party. Both parties shall employ all steps necessary to protect the Confidential Information from unauthorized disclosure or use, including without limitation, all information they consider proprietary and a trade secret.

7.2	The BUYER shall refrain from directly or indirectly acquiring any interest in, or designing, creating, manufacturing, selling or otherwise dealing with any item or product containing the Confidential Information received by BUYER under this agreement.

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-2

NETWORKING SYSTEM SALES AGREEMENT	3

7.3	The BUYER acknowledges and agrees that any Source Code and Software Products of Networking System received under this agreement, and any Software Products derived or compiled from the Software Source Code, are subject to the following limitations:

7.31	Use this Networking System and source code only for the purposes stated in the above-referenced contract, grant, cooperative or space act agreement, and not rent, lease, sell, sublicense, assign or otherwise transfer or distribute the Networking System and source code to third parties.;

7.3.2	BUYER may not grant rights to rent, lease, sell, sublicense, assign or otherwise transfer or distribute the Networking System or source code to third parties;

7.3.3	BUYER is subject to all terms and limitations set forth in all separate software licenses provided by SELLER to BUYER with the Software Source Code.

7.4	BUYER agrees that all Confidential Information shall remain the property of SELLER, and that SELLER may use such Confidential Information for any purpose without obligation to BUYER. Nothing contained herein shall be construed as granting or implying any transfer of rights to BUYER in the Confidential Information, or any patents or other intellectual property protecting or relating to the Confidential information.

7.5	SELLER agrees that detail membership registration information is of strict confidence to the BUYER and SELLER shall not disclose such information to any third party without the written permission of the BUYER other then the membership information extracted for billing purpose.

8. Governing Law

This Agreement shall be construed and enforced in accordance with the laws of the country of Malaysia. Any dispute resulting from this contract will be in the courts having jurisdiction locally.

9. Ownership of Changes/Improvements to the Networking System

Any "recommendations or suggestions" to improve and/or change the Networking System, regardless of source, that are incorporated into the Networking System, become the property of the SELLER.

10. Final Agreement

10.1	This Agreement terminates and supersedes all prior understandings or agreements on the subject matter hereof;

10.2	This Agreement may be modified only by a further writing that is duly executed by both parties.

11. Severability

If any provision of this Agreement is declared invalid or unenforceable, such provision shall be deemed modified to the extent necessary and possible to render it valid and enforceable. In any event, the unenforceability or invalidity of any provision shall not affect any other provision of this Agreement, and this Agreement shall continue in full force and effect, and be construed and enforced, as if such provision had not been included, or had been modified as above provided, as the case may be.

12. Notice

Any notices required by this Agreement or any attachment hereto shall be in writing and shall be given to the parties by hand, by facsimile, by nationally recognized overnight courier service or by express, registered or certified mail, postage prepaid, return receipt requested. Notices shall be deemed to have been given upon actual receipt thereof.

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-3

NETWORKING SYSTEM SALES AGREEMENT	4

13. Headings

Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

14. Miscellaneous

14.1	This Agreement shall become binding and effective as of the date hereof.

14.2	Agreement attachment included:

Annex 1 : Networking System Specification Annex II : Acceptance Criteria Plan Agreement attachment has same effect as agreement.

15. Conflict

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any exhibit or specification annexed hereto or any document referred to herein, the provisions of this Agreement will prevail and govern the interpretation thereof.

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-4

NETWORKING SYSTEM SALES AGREEMENT 5

(Signature/Initials)

(Signature/Initials)
UNION HUB TECHNOLOGY SDN. BHD
(Company No: 807388-P)
(Formerly known as SND PRODUCTS SDN BHD)

Authorised Signature

(BUYER)
TANG HOOK MIEW
IC NO: 681108-13-5617

(SELLER)
UNIONHUB TECHNOLOGY SDN BHD
11-2, Jalan 26/70A, Desa Sri Hartamas,
50480 Kuala Lumpur, Malaysia

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-5

NETWORKING SYSTEM SALES AGREEMENT	6

Annex I: Networking System Specification

Member can register a new networking account easily.

System admin can control their members, manage member accounts and view the sales report, process order and refund and more.

DESIGN FEATURES

•	W3C/XHTML compliant
•	Works in all popular web browsers

MEMBER FEATURES

•	multi-language support
•	Secured member login with CAPTCHA enabled (CAPTCHA is a type of challenge-response test used in computing as an attempt to ensure that the response is generated by a person.)
•	Member change password
•	Member change transaction PIN
•	Member profile update
•	Member view point account history
•	Member view introduced members (Referral)
•	Member registration and Membership upgrade

VIRTUAL SHARE TRADING SYSTEM

•	View daily share summary
•	Buy or sell share instantly
•	Edit/Cancel buy or sell share in waiting list
•	Customized share summary chart (Support devices that have no Adobe Flash enabled. eg. 1PAD/IPHONE)
•	View live buy and sell share price
•	View share portfolio
•	View buy and sell share history
•	Daily clear up buy and sell share waiting list

MEMBERSHIP MANAGEMENT

•	View account detail
•	Instantly activate / suspend / terminate member
•	Query all members
•	Change member's profile
•	Change and reset member's password and transaction PIN
•	Change member's username

POINT MODULE

All fund including commissions/bonus, virtual share trading, are using this module

•	Multiple point structure (negative point supported)
•	Point withdrawal function
•	View point balance
•	Flexi point transfer between members
•	Flexi point top up
•	View point history

DOWNLINE MANAGEMENT

•	Change/transfer member's referral/introducer (with transfer log enabled)
•	Query all downlines

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-6

NETWORKING SYSTEM SALES AGREEMENT	7

BONUS MODULE

•	Complex daily and monthly bonus calculation includes: referral bonus, e-trader bonus.
•	Instantly process commission pay out to member's point account
•	Query all members bonus by date

NEWS MANAGEMENT

•	Multi-language support
•	HTML editor support
•	Add/edit/delete news
•	Query all news

TRANSACTION TRACKING

Search and view detail of transaction (document number, date, amount etc) with point movement detail.

REPORTING

•	Sales report
•	Point top up report
•	Withdrawal summary (view member withdrawal summary)
•	Analysis summary (summarize total bonus, total sales, total top up, total share trade volume by date)
•	Bonus report (view bonus summary of member by input date)
•	Share summary (summarize buy and sell volume by input date)

OTHER ADMINISTRATIVE FUNCTION

•	Add/edit/delete admin user
•	Customizable role-based user access system
•	Reset admin user password
•	Query all admin user
•	Admin user change password with strong type password support
•	Admin user change authorize code

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-7

Acceptance Criteria PLAN

Networking System

UNIONHUB TECHNOLOGY SDN. BHD.

Acceptance Criteria Plan

BUYER:	YUEN HON WAI (IC No.:591121-10-5861)	(Hereinafter as BUYER)

SELLER:	UNIONHUB TECHNOLGY SDN. BHD. (807388-P)	(Hereinafter as SELLER)

Project Name:	Networking System

Date Created:	29-10-2012

Date Revised 1:	16-11-2012

Date Revised 2:	19-11-2012

Date Revised 3:	22-11-2012

1	The information contained in the transmission is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLGOY SDN. BHD. 2012

A-8

Acceptance Criteria PLAN

Networking System

UNIONHUB TECHNOLOGY SDN. BHD.

1.	Product Introduction	3
	1.1 Scope	3
	1.2 Overview	3

2.	Modules Acceptance Criteria
	2.1 Networking System Applications & Features	3 - 4

3.	Product Acceptance Procedure	5

4.	Product Acceptance Confirmation	5

2	The information contained in the transmission is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLGOY SDN. BHD. 2012

A-9

Acceptance Criteria PLAN

Networking System

UNIONHUB TECHNOLOGY SDN. BHD.

1. Product Introduction

This document is the Acceptance Criteria Plan (referred to hereinafter as ACP) for Networking System providing, performed with reference to mutual understandings between SELLER and BUYER. This plan provides clear and detailed information regarding expected timeframes, fulfilling the requirements set forth between us originally.

1.1 Scope

This ACP focuses on full version of Networking System providing.

1.2 Overview

The primary objective of the acceptance plan is to accept criteria stated in 2. Modules Acceptance Criteria

2. Modules Acceptance Criteria

2.1 Networking System Applications & Features

A-10

Acceptance Criteria PLAN

Networking System

UNIONHUB TECHNOLOGY SDN. BHD.

4	The information contained in the transmission is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLGOY SDN. BHD. 2012

A-11

Acceptance Criteria PLAN

Networking System

UNIONHUB TECHNOLOGY SDN. BHD.

3. Product Acceptance Procedure

3.1	BUYER will declare acceptance by marking 4 in checkbox per each particulars if the acceptance procedure was successfully carried out and all specifications and requirements according to 2. Modules Acceptance Criteria have been complied with and make the payment according to the phase of project. Otherwise, BUYER will refuse acceptance by marking X in checkbox per each particulars.

3.2	If acceptance of the System results is refused by BUYER in Defects Report, SELLER shall assess within five (5) days whether a defect attributable to BUYER exists. SELLER shall remedy any detected defects without undue delay. BUYER will provide the SELLER with the necessary time and opportunity for such remedying of defects. If remedy of defects is not possible, or is not reasonable in view of the low impact of the defect, SELLER undertakes to provide for intermediary solutions in order to by-pass the defect. The acceptance procedure is repeated after remedying of the defects specified in defects report.

4. Product Acceptance Confirmation

After review of the testing performed by my staff earlier these days, and checked the Modules Acceptance Criteria Plan, I grant approval of this version of system.

5	The information contained in the transmission is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLGOY SDN. BHD. 2012

A-12

NETWORKING SYSTEM SALES AGREEMENT	1

Party A (BUYER)	Party B (SELLER)
Name: PANG HER CHAT	Name: UNIONHUB TECHNOLOGY SDN. BHD.
IC No.: 621121-05-5131	Address : 11-2, Jalan 26/70A, Desa Sri Hartamas,
Postcode : 50480 Kuala Lumpur, Malaysia

This Networking System Sales Agreement (this 'Agreement') is made by and between PANG HER CHAT (IC NO.: 621121-05-5131) (“BUYER") and UNIONHUB TECHNOLOGY SON. BHD. ("SELLER"), effective as of the date of execution by the Parties (the "Effective Date").

Whereas, SELLER agrees to provide its Networking System (the "Networking System") and related services to BUYER pursuant to the terms of this Agreement, and

Whereas, BUYER desires to acquire the Networking System and other related services from SELLER.

Now therefore, in consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto intending to be legally bound do hereby mutually agree as follows:

1. License

1.1	SELLER hereby grants to BUYER, a perpetual, non-exclusive license to use the Networking System. The licensed Networking System shall include source codes and information provided by SELLER to BUYER as set forth in this Agreement;

1.2	SELLER shall provide BUYER with support service and corrections of existing problems related to the Networking System modules installed on BUYER's Equipment for a period of 3 months;

2. Payment

2.1	In consideration for the grant of the license and the use of the Networking System, BUYER agrees to pay SELLER the total amount of RM 1,500,000.00, in the following manner by cash wire transfer

2.2	Payment period: 100% full payment when Networking System being accepted, which equal to RM 1,500,000.00 upon acceptance.

2.3	The fees included all the payment that should pay by Party A to Party B, Each party should bear their own remittance charges.

3. Mutual Representations

Each party represents and warrants to the other that (a) it has full power and legal right to execute and deliver this Agreement and to perform its obligations under this Agreement, (b) no authorization or approval from any third party is required in connection with such party's execution, delivery or performance of this Agreement, and (c) this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-13

NETWORKING SYSTEM SALES AGREEMENT	2

4 . Warranty Titles and Disclaimer

4.1	The Networking System is delivered in accordance with this Agreement.

4.2	The Networking System will be free from defects;

4.3	The Networking System will have all of the qualities and features, and be capable of performing all of the functions described in the Specifications.

4.4	The Networking System will be of merchantable quality, will be fit for the ordinary purposes for which such goods are used, and will pass without objection in the trade.

4.5	EXCEPT AS SPECIFICALLY PROVIDED IN THIS AGREEMENT, THERE ARE NO EXPRESS WARRANTIES WHICH EXTEND BEYOND THE DESCRIPTION SET FORTH IN THIS AGREEMENT.

4.6	SELLERS WARRANTIES SET FORTH IN THIS AGREEMENT ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

4.7	IN NO EVENT THE SELLER WILL BE LIABLE FOR ANY DAMAGES WHATSOEVER (INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOSS OF PROFITS, BUSINESS INTERRUPTION, LOSS OF INFORMATION) ARISING OUT OF THE USE OF OR INABILITY TO USE THE NETWORKING SYSTEM.

5. Limitation of Liability

SELLER shall not be responsible for, and shall not pay, any amount of incidental, consequential or other indirect damages, whether based on lost revenue or otherwise, regardless of whether SELLER was advised of the possibility of such losses in advance. In no event shall SELLER's liability hereunder exceed the amount of license fees paid by BUYER, regardless of whether BUYER's claim is based on contract, tort, strict liability, and product liability or otherwise.

6. Assignment and Delegation

Neither party shall assign or delegate any rights, duties or obligations hereunder to any other person and/or entity without prior express written approval of the other party which approval shall not be unreasonably withheld.

7. Non Disclosure Agreement

7.1	Both parties agree to hold the Confidential Information in strict confidence and shall not disclose such information to any third party without the written permission of the other party. Both parties shall employ all steps necessary to protect the Confidential Information from unauthorized disclosure or use, including without limitation, all information they consider proprietary and a trade secret.

7.2	The BUYER shall refrain from directly or indirectly acquiring any interest in, or designing, creating, manufacturing, selling or otherwise dealing with any item or product containing the Confidential Information received by BUYER under this agreement.

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-14

NETWORKING SYSTEM SALES AGREEMENT	3

7.3	The BUYER acknowledges and agrees that any Source Code and Software Products of Networking System received under this agreement, and any Software Products derived or compiled from the Software Source Code, are subject to the following limitations:

7.3.1	Use this Networking System and source code only for the purposes stated in the above-referenced contract, grant, cooperative or space act agreement, and not rent, lease, sell, sublicense, assign or otherwise transfer or distribute the Networking System and source code to third parties.;

7.3.2	BUYER may not grant rights to rent, lease, sell, sublicense, assign or otherwise transfer or distribute the Networking System or source code to third parties;

7.3.3	BUYER is subject to all terms and limitations set forth in all separate software licenses provided by SELLER to BUYER with the Software Source Code.

7.4	BUYER agrees that all Confidential Information shall remain the property of SELLER, and that SELLER may use such Confidential Information for any purpose without obligation to BUYER. Nothing contained herein shall be construed as granting or implying any transfer of rights to BUYER in the Confidential Information, or any patents or other intellectual property protecting or relating to the Confidential information.

7.5	SELLER agrees that detail membership registration information is of strict confidence to the BUYER and SELLER shall not disclose such information to any third party without the written permission of the BUYER other then the membership information extracted for billing purpose.

8. Governing Law

This Agreement shall be construed and enforced in accordance with the laws of the country of Malaysia. Any dispute resulting from this contract will be in the courts having jurisdiction locally.

9. Ownership of Changes/Improvements to the Networking System

Any "recommendations or suggestions" to improve and/or change the Networking System, regardless of source, that are incorporated into the Networking System, become the property of the SELLER.

10. Final Agreement

10.1	This Agreement terminates and supersedes all prior understandings or agreements on the subject matter hereof;

10.2	This Agreement may be modified only by a further writing that is duly executed by both parties.

11. Severability

If any provision of this Agreement is declared invalid or unenforceable, such provision shall be deemed modified to the extent necessary and possible to render it valid and enforceable. In any event, the unenforceability or invalidity of any provision shall not affect any other provision of this Agreement, and this Agreement shall continue in full force and effect, and be construed and enforced, as if such provision had not been included, or had been modified as above provided, as the case may be.

12. Notice

Any notices required by this Agreement or any attachment hereto shall be in writing and shall be given to the parties by hand, by facsimile, by nationally recognized overnight courier service or by express, registered or certified mail, postage prepaid, return receipt requested. Notices shall be deemed to have been given upon actual receipt thereof.

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-15

NETWORKING SYSTEM SALES AGREEMENT	4

13. Headings

Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

14. Miscellaneous

14.1	This Agreement shall become binding and effective as of the date hereof.

14.2	Agreement attachment included:

Annex 1 : Networking System Specification Annex II : Acceptance Criteria Plan Agreement attachment has same effect as agreement.

15. Conflict

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any exhibit or specification annexed hereto or any document referred to herein, the provisions of this Agreement will prevail and govern the interpretation thereof.

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-16

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-17

NETWORKING SYSTEM SALES AGREEMENT	6

Annex I: Networking System Specification

Member can register a new networking account easily.

System admin can control their members, manage member accounts and view the sales report, process order and refund and more.

DESIGN FEATURES

•	W3C/XHTML compliant
•	Works in all popular web browsers

MEMBER FEATURES

•	multi-language support
•	Secured member login with CAPTCHA enabled (CAPTCHA is a type of challenge-response test used in computing as an attempt to ensure that the response is generated by a person.)
•	Member change password
•	Member change transaction PIN
•	Member profile update
•	Member view point account history
•	Member view introduced members (Referral)
•	Member registration and Membership upgrade

MEMBERSHIP MANAGEMENT

•	View account detail
•	Instantly activate / suspend / terminate member
•	Query all members
•	Change member's profile
•	Change and reset member's password and transaction PIN
•	Change members username

POINT MODULE

All fund including commissions/bonus, virtual share trading, are using this module

•	Multiple point structure (negative point supported)
•	Point withdrawal function
•	View point balance
•	Flexi point transfer between members
•	Flexi point top up
•	View point history

DOWNLINE MANAGEMENT

•	Change/transfer member's referral/introducer (with transfer log enabled)
•	Query all downlines

BONUS MODULE

•	Complex daily and monthly bonus calculation includes: referral bonus, e-trader bonus.
•	Instantly process commission pay out to member's point account
•	Query all members bonus by date

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-18

NETWORKING SYSTEM SALES AGREEMENT	7

PRODUCT SHIPPING SYSTEM

•	Add/Edit/Delete product
•	View all product shipping transaction record
•	Search module where a particular shipping transaction record can be viewed by filtering the document number, transaction date, product name and the status of the transaction
•	Update the status of shipping transaction whenever the product has been shipped to the customer to achieve accurate product tracking
•	Export out the product shipping transaction list in Microsoft Excel file format as an alternative to backup the data
•	Integrated instant product purchase module with POINT MODULE

NEWS MANAGEMENT

•	Multi-language support
•	HTML editor support
•	Add/edit/delete news
•	Query all news

TRANSACTION TRACKING

Search and view detail of transaction (document number, date, amount etc.) with point movement detail. REPORTING

•	Sales report
•	Point top up report
•	Withdrawal summary (view member withdrawal summary)
•	Analysis summary (summarize total bonus, total sales, total top up by date)
•	Bonus report (view bonus summary of member by input date)

OTHER ADMINISTRATIVE FUNCTION

•	Add/edit/delete admin user
•	Customizable role-based user access system
•	Reset admin user password
•	Query all admin user
•	Admin user change password with strong type password support
•	Admin user change authorize code

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-19

Acceptance Criteria PLAN

Networking System

UNIONHUB TECHNOLOGY SDN. BHD.

Acceptance Criteria Plan

BUYER:	PANG HER CHAI (IC No.:621121-05-5131)	(Hereinafter as BUYER)
SELER:	UNIONHUB TECHNOLGY SDN. BHD. (807368-P)	(Hereinafter as SELLER)
Project Name:	Networking System
Date Created:	11-11-2012
Date Revised 1:	21-11-2012
Date Revised 2:	23-11-2012

1	The information contained in the transmission is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLGOY SDN. BHD. 2012

A-20

Acceptance Criteria PLAN

Networking System

UNIONHUB TECHNOLOGY SDN. BHD.

1.	Product Introduction	3
	1.1 Scope	3
	1.2 Overview	3

2.	Modules Acceptance Criteria
	2.1 Networking System Applications & Features	3 - 4

3.	Product Acceptance Procedure	5

4.	Product Acceptance Confirmation	5

2	The information contained in the transmission is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLGOY SDN. BHD. 2012

A-21

Acceptance Criteria PLAN

Networking System

UNIONHUB TECHNOLOGY SDN. BHD.

1. Product Introduction

This document is the Acceptance Criteria Plan (referred to hereinafter as ACP) for Networking System providing, performed with reference to mutual understandings between SELLER and BUYER. This plan provides clear and detailed information regarding expected timeframes, fulfilling the requirements set forth between us originally.

1.1 Scope

This ACP focuses on full version of Networking System providing.

1.2 Overview

The primary objective of the acceptance plan is to accept criteria stated in 2. Modules Acceptance Criteria

2. Modules Acceptance Criteria

2.1 Networking System Applications & Features

A-22

Acceptance Criteria PLAN

Networking System

UNIONHUB TECHNOLOGY SDN. BHD.

4	The information contained in the transmission is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLGOY SDN. BHD. 2012

A-23

Acceptance Criteria PLAN

Networking System

UNIONHUB TECHNOLOGY SDN. BHD.

3. Product Acceptance Procedure

3.1	BUYER will declare acceptance by marking 4 in checkbox per each particulars if the acceptance procedure was successfully carried out and all specifications and requirements according to 2. Modules Acceptance Criteria have been complied with and make the payment according to the phase of project. Otherwise, BUYER will refuse acceptance by marking X in checkbox per each particulars.

3.2	If acceptance of the System results is refused by BUYER in Defects Report, SELLER shall assess within five (5) days whether a defect attributable to BUYER exists. SELLER shall remedy any detected defects without undue delay. BUYER will provide the SELLER with the necessary time and opportunity for such remedying of defects. If remedy of defects is not possible, or is not reasonable in view of the low impact of the defect, SELLER undertakes to provide for intermediary solutions in order to by-pass the defect. The acceptance procedure is repeated after remedying of the defects specified in defects report.

4. Product Acceptance Confirmation

After review of the testing performed by my staff earlier these days, and checked the Modules Acceptance Criteria Plan, I grant approval of this version of system.

Acknowledge Acceptance By **BUYER**

Authorized Signature
PANG HER CHAI
IC NO.: 621121-05-5131

(**Date:** 30 NOV 2012)

Acknowledgement By **SELLER**
UNION HUB TECHNOLOGY SDN BHD
(Company No: 807358-P)
(Formerly known as SND PRODUCTS SDN BHD)

Authorised Signature
Authorized Signature
UNIONHUB TECHNOLOGY SDN BHD
11-2, Jalan 26/70A, Desa Sri Hartamas,
50480 Kuala Lumpur, Malaysia

(**Date:** 28/11/2012)

A-24

NETWORKING SYSTEM SALES AGREEMENT	1

Party A (BUYER)	Party B (SELLER)
Name: TANG HOOK MIEW	Name: UNIONHUB TECHNOLOGY SDN. BHD.
IC No.: 681108-13-5617	Address : 11-2, Jalan 26/70A, Desa Sri Hartamas,
Postcode : 50480 Kuala Lumpur, Malaysia

This Networking System Sales Agreement (this "Agreement") is made by and between TANG HOOK MIEW (IC NO.: 681108-13-5617) ("BUYER") and UNIONHUB TECHNOLOGY SDN. BHD. ("SELLER"), effective as of the date of execution by the Parties (the "Effective Date").

Whereas, SELLER agrees to provide its Networking System (the "Networking System") and related services to BUYER pursuant to the terms of this Agreement, and

Whereas, BUYER desires to acquire the Networking System and other related services from SELLER.

Now therefore, in consideration of the mutual covenants and promises contained herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto intending to be legally bound do hereby mutually agree as follows:

1. License

1.1	SELLER hereby grants to BUYER, a perpetual, non-exclusive license to use the Networking System. The licensed Networking System shall include source codes and information provided by SELLER to BUYER as set forth in this Agreement;

1.2	SELLER shall provide BUYER with support service and corrections of existing problems related to the Networking System modules installed on BUYER'S Equipment for a period of 3 months;

2. Payment

2.1	In consideration for the grant of the license and the use of the Networking System, BUYER agrees to pay SELLER the total amount of RM 1,500,000.00, in the following manner by cash wire transfer

2.2	Payment period: 100% full payment when Networking System being accepted, which equal to RM 1,600,000.00 upon acceptance.

2.3	The fees included all the payment that should pay by Party A to Party B, Each party should bear their own remittance charges.

3. Mutual Representations

Each party represents and warrants to the other that (a) it has full power and legal right to execute and deliver this Agreement and to perform its obligations under this Agreement, (b) no authorization or approval from any third party is required in connection with such party's execution, delivery or performance of this Agreement, and (c) this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-25

NETWORKING SYSTEM SALES AGREEMENT	2

4 . Warranty Titles and Disclaimer

4.1	The Networking System is delivered in accordance with this Agreement.

4.2	The Networking System will be free from defects;

4.3	The Networking System will have all of the qualities and features, and be capable of performing all of the functions described in the Specifications.

4.4	The Networking System will be of merchantable quality, will be fit for the ordinary purposes for which such goods are used, and will pass without objection in the trade.

4.5	EXCEPT AS SPECIFICALLY PROVIDED IN THIS AGREEMENT, THERE ARE NO EXPRESS WARRANTIES WHICH EXTEND BEYOND THE DESCRIPTION SET FORTH IN THIS AGREEMENT.

4.6	SELLERS WARRANTIES SET FORTH IN THIS AGREEMENT ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

4.7	IN NO EVENT THE SELLER WILL BE LIABLE FOR ANY DAMAGES WHATSOEVER (INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOSS OF PROFITS, BUSINESS INTERRUPTION, LOSS OF INFORMATION) ARISING OUT OF THE USE OF OR INABILITY TO USE THE NETWORKING SYSTEM.

5. Limitation of Liability

SELLER shall not be responsible for, and shall not pay, any amount of incidental, consequential or other indirect damages, whether based on lost revenue or otherwise, regardless of whether SELLER was advised of the possibility of such losses in advance. In no event shall SELLER's liability hereunder exceed the amount of license fees paid by BUYER, regardless of whether BUYER's claim is based on contract, tort, strict liability, and product liability or otherwise.

6. Assignment and Delegation

Neither party shall assign or delegate any rights, duties or obligations hereunder to any other person and/or entity without prior express written approval of the other party which approval shall not be unreasonably withheld.

7. Non Disclosure Agreement

7.1	Both parties agree to hold the Confidential Information in strict confidence and shall not disclose such information to any third party without the written permission of the other party. Both parties shall employ all steps necessary to protect the Confidential Information from unauthorized disclosure or use, including without limitation, all information they consider proprietary and a trade secret.

7.2	The BUYER shall refrain from directly or indirectly acquiring any interest in, or designing, creating, manufacturing, selling or otherwise dealing with any item or product containing the Confidential Information received by BUYER under this agreement.

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-26

NETWORKING SYSTEM SALES AGREEMENT	3

7.3	The BUYER acknowledges and agrees that any Source Code and Software Products of Networking System received under this agreement, and any Software Products derived or compiled from the Software Source Code, are subject to the following limitations:

7.3.1	Use this Networking System and source code only for the purposes stated in the above-referenced contract, grant, cooperative or space act agreement, and not rent, lease, sell, sublicense, assign or otherwise transfer or distribute the Networking System and source code to third parties.;

7.3.2	BUYER may not grant rights to rent, lease, sell, sublicense, assign or otherwise transfer or distribute the Networking System or source code to third parties;

7.3.3	BUYER is subject to all terms and limitations set forth in all separate software licenses provided by SELLER to BUYER with the Software Source Code.

7.4	BUYER agrees that all Confidential Information shall remain the property of SELLER, and that SELLER may use such Confidential Information for any purpose without obligation to BUYER. Nothing contained herein shall be construed as granting or implying any transfer of rights to BUYER in the Confidential Information, or any patents or other intellectual property protecting or relating to the Confidential information.

7.5	SELLER agrees that detail membership registration information is of strict confidence to the BUYER and SELLER shall not disclose such information to any third party without the written permission of the BUYER other then the membership information extracted for billing purpose.

8. Governing Law

This Agreement shall be construed and enforced in accordance with the laws of the country of Malaysia. Any dispute resulting from this contract will be in the courts having jurisdiction locally.

9. Ownership of Changes/Improvements to the Networking System

Any "recommendations or suggestions" to improve and/or change the Networking System, regardless of source, that are incorporated into the Networking System, become the property of the SELLER.

10. Final Agreement

10.1	This Agreement terminates and supersedes all prior understandings or agreements on the subject matter hereof;

10.2	This Agreement may be modified only by a further writing that is duly executed by both parties.

11. Severability

If any provision of this Agreement is declared invalid or unenforceable, such provision shall be deemed modified to the extent necessary and possible to render it valid and enforceable. In any event, the unenforceability or invalidity of any provision shall not affect any other provision of this Agreement, and this Agreement shall continue in full force and effect, and be construed and enforced, as if such provision had not been included, or had been modified as above provided, as the case may be.

12. Notice

Any notices required by this Agreement or any attachment hereto shall be in writing and shall be given to the parties by hand, by facsimile, by nationally recognized overnight courier service or by express, registered or certified mail, postage prepaid, return receipt requested. Notices shall be deemed to have been given upon actual receipt thereof.

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-27

NETWORKING SYSTEM SALES AGREEMENT	4

13. Headings

Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

14. Miscellaneous

14.1	This Agreement shall become binding and effective as of the date hereof.

14.2	Agreement attachment included:

Annex 1 : Networking System Specification Annex II : Acceptance Criteria Plan Agreement attachment has same effect as agreement.

15. Conflict

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any exhibit or specification annexed hereto or any document referred to herein, the provisions of this Agreement will prevail and govern the interpretation thereof.

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-28

NETWORKING SYSTEM SALES AGREEMENT	5

IN WITNESS WHEREOF, SELLER and BUYER have executed this Networking System Sales Agreement on the day and year first above written.

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-29

NETWORKING SYSTEM SALES AGREEMENT	6

Annex I: Networking System Specification

Member can register a new networking account easily.

System admin can control their members, manage member accounts and view the sales report, process order and refund and more.

DESIGN FEATURES

•	W3C/XHTML compliant
•	Works in all popular web browsers

MEMBER FEATURES

•	multi-language support
•	Secured member login with CAPTCHA enabled (CAPTCHA is a type of challenge-response test used in computing as an attempt to ensure that the response is generated by a person.)
•	Member change password
•	Member change transaction PIN
•	Member profile update
•	Member view point account history
•	Member view introduced members (Referral)
•	Member registration and Membership upgrade

MEMBERSHIP MANAGEMENT

•	View account detail
•	Instantly activate / suspend / terminate member
•	Query all members
•	Change member's profile
•	Change and reset member's password and transaction PIN
•	Change members username

POINT MODULE

All fund including commissions/bonus, virtual share trading, are using this module

•	Multiple point structure (negative point supported)
•	Point withdrawal function
•	View point balance
•	Flexi point transfer between members
•	Flexi point top up
•	View point history

DOWNLINE MANAGEMENT

•	Change/transfer member's referral/introducer (with transfer log enabled)
•	Query all downlines

BONUS MODULE

•	Complex daily and monthly bonus calculation includes: referral bonus, e-trader bonus.
•	Instantly process commission pay out to member's point account
•	Query all members bonus by date

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-30

NETWORKING SYSTEM SALES AGREEMENT	7

PRODUCT SHIPPING SYSTEM

•	Add/Edit/Delete product
•	View all product shipping transaction record
•	Search module where a particular shipping transaction record can be viewed by filtering the document number, transaction date, product name and the status of the transaction
•	Update the status of shipping transaction whenever the product has been shipped to the customer to achieve accurate product tracking
•	Export out the product shipping transaction list in Microsoft Excel file format as an alternative to backup the data
•	Integrated instant product purchase module with POINT MODULE

NEWS MANAGEMENT

•	Multi-language support
•	HTML editor support
•	Add/edit/delete news
•	Query all news

TRANSACTION TRACKING

Search and view detail of transaction (document number, date, amount etc.) with point movement detail. REPORTING

•	Sales report
•	Point top up report
•	Withdrawal summary (view member withdrawal summary)
•	Analysis summary (summarize total bonus, total sales, total top up by date)
•	Bonus report (view bonus summary of member by input date)

OTHER ADMINISTRATIVE FUNCTION

•	Add/edit/delete admin user
•	Customizable role-based user access system
•	Reset admin user password
•	Query all admin user
•	Admin user change password with strong type password support
•	Admin user change authorize code

 The information contained in the agreement is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLOGY SDN. BHD. 2012

A-31

Acceptance Criteria PLAN

Networking System

UNIONHUB TECHNOLOGY SDN. BHD.

Acceptance Criteria Plan

BUYER:	TANG HOOK MIEW (IC No.: 681108.13-5617)	(Hereinafter as BUYER)
SELER:	UNIONHUB TECHNOLGY SDN. BHD. (807388-P)	(Hereinafter as SELLER)
Project Name:	Networking System
Date Created:	05-11-2012
Date Revised 1:	08-11-2012
Date Revised 2:	12-11-2012
Date Revised 3:	14-11-2012

1	The information contained in the transmission is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLGOY SDN. BHD. 2012

A-32

Acceptance Criteria PLAN

Networking System

UNIONHUB TECHNOLOGY SDN. BHD.

1.	Product Introduction	3
	1.1 Scope	3
	1.2 Overview	3

2.	Modules Acceptance Criteria
	2.1 Networking System Applications & Features	3 - 4

3.	Product Acceptance Procedure	5

4.	Product Acceptance Confirmation	5

2	The information contained in the transmission is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLGOY SDN. BHD. 2012

A-33

Acceptance Criteria PLAN

Networking System

UNIONHUB TECHNOLOGY SDN. BHD.

1. Product Introduction

This document is the Acceptance Criteria Plan (referred to hereinafter as ACP) for Networking System providing, performed with reference to mutual understandings between SELLER and BUYER. This plan provides clear and detailed information regarding expected timeframes, fulfilling the requirements set forth between us originally.

1.1 Scope

This ACP focuses on full version of Networking System providing.

1.2 Overview

The primary objective of the acceptance plan is to accept criteria stated in 2. Modules Acceptance Criteria

2. Modules Acceptance Criteria

2.1 Networking System Applications & Features

A-34

Acceptance Criteria PLAN

Networking System

UNIONHUB TECHNOLOGY SDN. BHD.

4	The information contained in the transmission is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLGOY SDN. BHD. 2012

A-35

Acceptance Criteria PLAN

Networking System

UNIONHUB TECHNOLOGY SDN. BHD.

3. Product Acceptance Procedure

3.1	BUYER will declare acceptance by marking 4 in checkbox per each particulars if the acceptance procedure was successfully carried out and all specifications and requirements according to 2. Modules Acceptance Criteria have been complied with and make the payment according to the phase of project. Otherwise, BUYER will refuse acceptance by marking X in checkbox per each particulars.

3.2	If acceptance of the System results is refused by BUYER in Defects Report, SELLER shall assess within five (5) days whether a defect attributable to BUYER exists. SELLER shall remedy any detected defects without undue delay. BUYER will provide the SELLER with the necessary time and opportunity for such remedying of defects. If remedy of defects is not possible, or is not reasonable in view of the low impact of the defect, SELLER undertakes to provide for intermediary solutions in order to by-pass the defect. The acceptance procedure is repeated after remedying of the defects specified in defects report.

4. Product Acceptance Confirmation

After review of the testing performed by my staff earlier these days, and checked the Modules Acceptance Criteria Plan, I grant approval of this version of system.

5	The information contained in the transmission is privileged and confidential. It is only intended only for the use of the individual or entity named above. | © UNIONHUB TECHNOLGOY SDN. BHD. 2012

A-36